FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX ANNOUNCES PROPOSAL TO INCREASE FUNDS TO PURCHASE ITS OWN SHARES AND DIVIDEND PAYMENT.

Mexico City, March 8, 2006. Teléfonos de México, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that its Board of Directors at a meeting held today resolved to: (i) call for the Ordinary Shareholders' Meeting to be held on March 30, 2006, to submit a proposal to increase by 15 billion Mexican pesos the funds to purchase its own shares; (ii) call for the Special Shareholders' Meeting to be held on April 27, 2006, in order to discuss the designation of Board Members to be appointed by holders of Series "L" Shares; and (iii) call for the Annual Shareholders' Meeting to be held on April 27, 2006, in order to discuss, among other matters, the approval of the Board of Directors report and financial statements for fiscal year 2005; the ratification of the activities of the Board of Directors, the designation or ratification, as the case may be, of the members of the Board of Directors and submit the proposal to declare a cash dividend of $0.41 Mexican pesos per outstanding share in four equal payments of $0.1025 Mexican pesos per share, resulting from the net tax profit account. Dividend payments are proposed to be made in Mexico since June 22, 2006, since September 21, 2006, since December 21, 2006 and since March 22, 2007, respectively.

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX ANNOUNCES PROPOSAL TO INCREASE FUNDS TO PURCHASE ITS OWN SHARES AND DIVIDEND PAYMENT.